Exhibit 99.1

Ellomay and Statkraft Sign Long-Term Power Purchase Agreements for Three Operating Italian Solar Plants

Tel-Aviv, Israel / Milan, Italy, July 07, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, announced today that three Italian project companies in which the Company indirectly holds a 51% interest signed long-term (9-year) power purchase agreements (“PPAs”) with Statkraft, Europe’s largest generator of renewable energy. The PPAs cover 75% of the capacity (at P50) of three operating solar plants in Italy’s central-southern zone (CSUD), with a combined capacity of approximately 38 MW.

Ran Fridrich, CEO and Board member of Ellomay, said: “This transaction reinforces Ellomay’s strategy of enhancing the value and stability of its renewable platform across key European markets. The collaboration with Statkraft—one of Europe’s most respected and experienced offtakers—strengthens the foundation of this deal. Together with Ellomay’s disciplined development strategy and high-performing asset base, these PPAs set a benchmark for quality-driven growth in utility-scale renewables. Ellomay aims to structure similar agreements for other projects, including its remaining Italian solar portfolio that currently consists of 160 MW under construction processes (51% owned), 124 MW that received construction permits and additional 140 MW that are expected to receive permits in the near future.”

Maya Shaltiel, CEO of Maya International Strategic Alliances Ltd. (“MISA”), who led the negotiation and structuring of the transaction on behalf of Ellomay, said: “We are proud to have delivered bankable and resilient PPAs for Ellomay, in close collaboration with Statkraft. The PPAs support long-term stability for strong renewable assets in Italy and reflect a structure designed to thrive amid market complexity. In a period of high volatility and growing demand for green energy, we secured long-term certainty while preserving merchant upside — a structure that reflects strategic clarity and adaptability to evolving market conditions. We deeply appreciate Statkraft’s partnership and look forward to continuing to support energy transition efforts across Europe.”

Gennaro D’Annucci, Head of Origination Italy at Statkraft, said: “We are pleased to collaborate with Ellomay on this important transaction, which underscores Statkraft’s role as a leading force in the European PPA market. This agreement further strengthens our substantial renewable energy portfolio in Italy and enables us to offer innovative and competitive green supply solutions tailored to the needs of Italian corporates and industrials. It reflects our enduring commitment to driving the energy transition forward and delivering value through clean energy.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and an additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

About Statkraft

Statkraft – Europe’s largest renewable energy producer - is a company with 7,000 employees in over 20 countries that develops and manages hydropower, wind, solar and storage system assets, also offering PPA (Power Purchase Agreement) solutions for energy buying and selling. With a history and experience of 130 years, Statkraft operates in Italy since 2020, inspired by the group’s core values: We act responsibly, We grow together, We make an impact. Principles that have always guided us towards sustainable and socially responsible action. Indeed, the management of stakeholder relations is respectful of the highest standards of corporate compliance, thus ensuring an ethical approach to business and excellent feedback from the communities that welcome our green investments.

For more information about Statkraft, visit http://www.statkraft.com

About Maya International Strategic Alliances Ltd.

MISA specializes in structuring and negotiating strategic transactions in the energy and infrastructure space. With deep expertise in European and Asian energy markets, MISA supports sponsors and investors in delivering commercially sound, bankable solutions tailored to local and global dynamics.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com